SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DELIVERS Q3 PROFIT OF €15M AFTER €10M Q3 LOSS IN PRIOR YEAR
FULL YEAR GUIDANCE RAISED FROM €440M TO €480M.

Ryanair, the world's favourite airline today (Jan 30) announced a Q3 profit of €15m compared to a Q3 loss of €10m last year.  Revenues increased 13% to €844m as traffic fell 2% and ave. fares rose 17%.  Unit costs rose 11% due to a 7% increase in sector lengths and an 18% increase in fuel costs.  Excluding fuel, sector length adjusted unit costs declined by 1%.

Q3 Results (IFRS) €	Dec 31, 2010	Dec 31, 2011	% Change
Passengers	17.0m	16.7m	-2%
Revenue	€746m	€844m	+13%
Profit / (Loss) after Tax	(€10.3m)	€14.9m	+244%
Basic EPS(euro cent)	(0.69)	1.02	+248%

Announcing these results, Michael O'Leary, said:

"We are pleased to report a Q3 profit of €15m which is ahead of expectations due to benign weather conditions in December (compared to widespread snow closures and deicing in Dec 2010) and a better yield performance as we grounded 80 aircraft and cut traffic by 2%.  The 17% rise in ave. fares (which includes our optional baggage fees) is due to reduced seat capacity, longer sectors, and higher competitor fares/fuel surcharges.  Ancillary revenues grew 6% to €177m and rose by 8% on a per pax basis.  We extended our successful reserved seat service to all routes from January 10th.

Our new routes and bases have performed well this winter.  We open 5 new bases in Baden Baden (Ger), Billund (Den), Palma (Spain), Paphos (Cyprus) and Wroclaw (Poland) in March/April 2012.  We expect to launch at least 1 more base for summer 2012, shortly.  The EU recession, higher oil prices, the unfolding failure of the package tour operator model, significant competitor fare increases and capacity cuts, has created enormous growth opportunities for Ryanair, as large and smaller airports across Europe compete aggressively to win Ryanair's growth.

Unit costs rose 11% mainly due to an 18% increase in fuel costs.  Excluding fuel, sector length adjusted unit costs fell 1%, as we aggressively controlled costs despite a 2% basic pay increase, higher Eurocontrol fees, and substantially higher Dublin Airport charges.  In FY13 we are 90% hedged for H1 at $990 per tonne (approx. $99 per barrel), and 70% hedged for H2 at approx. $100 pbl.  We expect to hedge the balance of our H2 2013 needs over the coming months.  However, at these prices our fuel bill for FY 2013 will rise by approx. €350m which poses a significant cost challenge for next year.

The BAA's recent announcement that it will pay dividends of £240m this year to Ferrovial and its other shareholders is further evidence that it is generating monopoly profits under the CAA's "inadequate" regulatory regime.  Over the past five years while Stansted charges have doubled, traffic has declined 26% from over 24m in 2007 to just 18m in 2011.  The BAA monopoly's shareholders are being unfairly enriched at the expense of Stansted airport users who continue to suffer high charges and inadequate service.  We again call on the UK government and the CAA to bring forward the sale of Stansted to enable competition between London airports to deliver lower airport charges and improved customer service where the BAA airport monopoly and CAA's "inadequate" regulatory regime has repeatedly failed.

We also call on the UK government to scrap its APD tourist tax which is damaging  UK tourism and jobs.  A similar visitor tax in Holland was scrapped after just one year when it was proven that its detrimental impact on Dutch tourism was far greater than the revenue it generated.  UK APD was doubled in 2007 to £10 and was increased again to £12 this year and has resulted in the UK having the highest aviation taxes in the world, to the detriment of the UK's tourism industry, which was one of the UK's most important revenue earners before its visitor numbers declined over the past four year.

In Ireland the Govt owned DAA airport monopoly recently published its 2011 traffic figures which highlighted a 26% decline in traffic from 30m pax in 2007 to just 22m in 2011.  While many UK and EU airports delivered growth in 2011 by reducing  charges, the DAA monopoly (protected by the Dept of Transport) raised fees by 40% and delivered another year of underlying traffic declines.  Sadly, the new Irish government has failed to deliver any change or reform in airport or tourism policy and failed to scrap the €3 tourist tax.  Ireland needs competition between Dublin, Cork & Shannon airports in order to reduce the DAA's high airport charges, and return our tourism industry to growth, which will create thousands of badly needed entry level jobs in the Irish economy.  We will continue to campaign for this change and reform, since the Dept of Transport's current policy of protecting the DAA monopoly and raising access costs clearly isn't working.

Our Q3 Net Profit of €15m was slightly ahead of guidance due to a combination of benign weather which caused fewer flight cancellations and significant de-icing savings, and a better performance on yields reflecting our planned winter capacity cuts, longer sectors, and higher competitor fares/fuel surcharges.  Should these positive Q3 trends continue into Q4, we now expect our full year profit will exceed previous guidance (of €440m) and rise to €480m".

EGM to approve ADR share buy back.

Our September 2011 AGM authorised the board to buy-back ordinary shares  representing up to 5% of our issued shared capital.  However, EU ownership rules require that at least 50% of the Company be owned by EU nationals.

In order to facilitate further share buy-backs, the board intends to hold an EGM in March 2012 to seek shareholder approval to include ADR's as well as ordinary shares in future buy-back programs for up to 5% of our issued share capital.  A detailed letter to shareholders explaining these matters will be issued in due course and the Board believes that shareholders will support this proposal which will be subject to Stock Exchange and regulatory approvals in due course."

ENDS.

For further information       Howard Millar                              Joe Carmody
please contact:                    Ryanair Holdings plc                   Edelman
www.ryanair.com               Tel: 353-1-8121212                    Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline and operates more than 1,500 flights per day from 50 bases and 1,400low fare routes across 28 countries, connecting over 165 destinations. Ryanair operates a fleet of 283 new Boeing 737-800 aircraft with firm orders for a further 26 new aircraft (before taking account of planned disposals), which will be delivered over the next year. Ryanair currently has a team of more than 8,500 people and expects to carry 75 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at December 31, 2011

		At Dec 31,	At Mar 31,
		2011	2011
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,807.6	4,933.7
Intangible assets		46.8	46.8
Available for sale financial assets	8	101.1	114.0
Derivative financial instruments		23.3	23.9
Total non-current assets		4,978.8	5,118.4

Current assets
Inventories		2.6	2.7
Other assets		123.0	99.4
Current tax		-	0.5
Trade receivables		52.0	50.6
Derivative financial instruments		162.1	383.8
Restricted cash		35.1	42.9
Financial assets: cash > 3months		1,672.0	869.4
Cash and cash equivalents		1,273.0	2,028.3
Total current assets		3,319.8	3,477.6

Total assets		8,298.6	8,596.0

Current liabilities
Trade payables		138.7	150.8
Accrued expenses and other liabilities		766.4	1,224.3
Current maturities of debt		348.9	336.7
Current tax		1.2	-
Derivative financial instruments		22.0	125.4
Total current liabilities		1,277.2	1,837.2

Non-current liabilities
Provisions		93.5	89.6
Derivative financial instruments		51.8	8.3
Deferred tax		319.9	267.7
Other creditors		155.8	126.6
Non-current maturities of debt		3,144.6	3,312.7
Total non-current liabilities		3,765.6	3,804.9

Shareholders' equity
Issued share capital	13	9.3	9.5
Share premium account		664.5	659.3
Capital redemption reserve	13	0.7	0.5
Retained earnings	13	2,443.2	1,967.6
Other reserves		138.1	317.0
Shareholders' equity		3,255.8	2,953.9

Total liabilities and shareholders' equity		8,298.6	8,596.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2011 (unaudited)

		IFRS Period	Pre Exceptional	Exceptional	IFRS Period
		Ended	Results	Items	Ended
		Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2011	2010	2010	2010
	Note	€M	€M	€M	€M
Operating revenues
Scheduled revenues		2,893.3	2,337.0	-	2,337.0
Ancillary revenues		663.5	590.9	-	590.9
Total operating revenues - continuing operations		3,556.8	2,927.9	-	2,927.9
Operating expenses
Staff costs		314.8	280.0	4.3	284.3
Depreciation		232.0	200.1	4.7	204.8
Fuel & oil		1,240.6	943.9	0.3	944.2
Maintenance, materials & repairs		77.0	69.8	-	69.8
Aircraft rentals		66.8	74.1	2.0	76.1
Route charges		371.2	316.9	0.1	317.0
Airport & handling charges		437.4	382.0	0.9	382.9
Marketing, distribution & other		137.1	116.0	3.6	119.6
Icelandic volcanic ash related costs	12	-	-	14.1	14.1
Total operating expenses		2,876.9	2,382.8	30.0	2,412.8
Operating profit - continuing operations		679.9	545.1	(30.0)	515.1
Other income/(expenses)
Finance income		33.9	21.1	-	21.1
Finance expense		(82.5)	(67.6)	(1.7)	(69.3)
Foreign exchange gain		3.8	2.9	-	2.9
Total other expenses		(44.8)	(43.6)	(1.7)	(45.3)
Profit before tax		635.1	501.5	(31.7)	469.8
Tax on profit on ordinary activities	4	(76.7)	(59.9)	3.8	(56.1)
Profit for the period - all attributable to equity holders of parent		558.4	441.6	(27.9)	413.7
Earnings per ordinary share (in € cent)
Basic	10	37.80	29.75		27.87
Diluted	10	37.73	29.65		27.78
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,477.4	1,484.5		1,484.5
Diluted	10	1,480.1	1,489.1		1,489.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2011 (unaudited)

		IFRS Quarter	IFRS Quarter
		Ended	Ended
		Dec 31,	Dec 31,
		2011	2010
	Note	€M	€M
Operating revenues
Scheduled revenues		667.4	579.2
Ancillary revenues		177.0	167.1
Total operating revenues - continuing operations		844.4	746.3
Operating expenses
Staff costs		92.3	89.3
Depreciation		76.2	69.2
Fuel & oil		333.6	283.7
Maintenance, materials & repairs		27.7	25.9
Aircraft rentals		23.3	24.4
Route charges		99.7	95.2
Airport & handling charges		121.1	114.4
Marketing, distribution & other		41.1	44.5
Total operating expenses		815.0	746.6
Operating profit/(loss) - continuing operations		29.4	(0.3)
Other income/(expenses)
Finance income		12.0	7.8
Finance expense		(27.7)	(24.0)
Foreign exchange gain		1.8	3.8
Total other expenses		(13.9)	(12.4)
Profit/(loss) before tax		15.5	(12.7)
Tax (charge)/credit on profit/(loss) on ordinary activities	4	(0.6)	2.4
Profit/(loss) for the quarter - all attributable to equity holders of parent		14.9	(10.3)
Earnings/(losses) per ordinary share (in € cent)
Basic	10	1.02	(0.69)
Diluted	10	1.02	(0.69)
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,464.2	1,487.6
Diluted	10	1,467.3	1,487.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2011 (unaudited)
	Nine months	Nine months
	Ended	Ended
	Dec 31, 2011	Dec 31, 2010
	€M	€M

Profit for the period	558.4	413.7

Other comprehensive income:

Cash flow hedge reserve movements
Net movement (out of)/into cash flow hedge reserve	(162.5)	98.0

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(12.9)	55.8

Other comprehensive income/(loss) for the period, net of income tax	(175.4)	153.8

Total comprehensive income for the period - all attributable to equity holders of parent	383.0	567.5

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2011 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Dec 31, 2011	Dec 31, 2010
	€M	€M

Profit/(loss) for the quarter	14.9	(10.3)

Other comprehensive income:

Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movement into cash flow hedge reserve	66.4	153.3

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(4.8)	5.6

Other comprehensive income for the quarter, net of income tax	61.6	158.9

Total comprehensive income for the quarter - all attributable to equity holders of parent	76.5	148.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2011 (unaudited)

Note	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2011	2010
	€M	€M
Operating activities
Profit before tax	635.1	469.8

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	232.0	204.8
Decrease/(increase) in inventories	0.1	(0.2)
(Increase) in trade receivables	(1.4)	(3.3)
(Increase) in other current assets	(12.0)	(65.1)
(Decrease)/increase in trade payables	(12.1)	18.5
(Decrease) in accrued expenses	(463.2)	(404.4)
Increase/(decrease) in other creditors	29.2	(29.1)
Increase in provisions	3.9	3.7
Decrease in finance expense	5.5	3.3
(Decrease)/increase in finance income	(11.6)	1.1
Retirement costs	(0.1)	(0.1)
Share based payments	(1.2)	2.8
Income tax (paid)	(2.5)	(3.4)
Net cash provided by operating activities	401.7	198.4

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(106.0)	(566.9)
Decrease in restricted cash	7.8	13.5
(Increase)/decrease in financial assets: cash > 3months	(802.6)	248.0
Net cash used in investing activities	(900.8)	(305.4)

Financing activities
Net proceeds from shares issued	5.2	27.1
Dividend paid	-	(500.0)
Proceeds from long term borrowings Repayments of long term borrowings	63.0 (239.3)	584.2 (269.3)
Shares purchased under share buyback programme 13	(85.1)	-
Net cash provided by financing activities	(256.2)	(158.0)

(Decrease) in cash and cash equivalents	(755.3)	(265.0)
Cash and cash equivalents at beginning of the period	2,028.3	1,477.9
Cash and cash equivalents at end of the period	1,273.0	1,212.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2011 (unaudited)

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the nine-months	-	-	-	413.7	-	-	-	413.7
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	98.0	-	98.0
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	55.8	55.8
Total other comprehensive income	-	-	-	-	-	98.0	55.8	153.8
Total comprehensive income	-	-	-	413.7	-	98.0	55.8	567.5
Transactions. with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	10.5	0.1	27.0	-	-	-	-	27.1
Share-based payments	-	-	-	-	-	-	2.8	2.8
Dividend paid	-	-	-	(500.0)	-	-	-	(500.0)
Transfer of exercised and expired share based awards	-	-	-	4.6	-	-	(4.6)	-
Balance at December 31, 2010	1,489.4	9.5	658.9	2,001.8	0.5	158.3	117.0	2,946.0
(Loss) for the three months	-	-	-	(39.1)	-	-	-	(39.1)
Other comprehensive income
Net actuarial gains from retirement
benefit plan	-	-	-	5.0	-	-	-	5.0
Net movements into cash flow reserve	-	-	-	-	-	99.1	-	99.1
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(58.0)	(58.0)
Total other comprehensive income	-	-	-	5.0	-	99.1	(58.0)	46.1
Total comprehensive income	-	-	-	(34.1)	-	99.1	(58.0)	7.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.2	-	0.4	-	-	-	-	0.4
Share-based payments	-	-	-	-	-	-	0.5	0.5
Transfer of exercised and expired share based awards	-	-	-	(0.1)	-	-	0.1	-
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2011 (unaudited) (cont.)

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the nine months	-	-	-	558.4	-	-	-	558.4
Other comprehensive income
Net movements out of cash flow reserve	-	-	-	-	-	(162.5)	-	(162.5)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(12.9)	(12.9)
Total other comprehensive income	-	-	-	-	-	(162.5)	(12.9)	(175.4)
Total comprehensive income	-	-	-	558.4	-	(162.5)	(12.9)	383.0
Transactions with owners of the Company, recognised directly in equity
Issue of ordinary equity shares	1.9	-	5.2	-	-	-	-	5.2
Repurchase of ordinary equity shares	(27.0)	-	-	(85.1)	-	-	-	(85.1)
Capital redemption reserve fund	-	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(1.2)	(1.2)
Transfer of exercised and expired share based awards	-	-	-	2.3	-	-	(2.3)	-
Balance at December 31, 2011	1,464.5	9.3	664.5	2,443.2	0.7	94.9	43.2	3,255.8

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in Note 9.

There were no exceptional items in the nine months ended December 31, 2011. Exceptional items in the period ended December 31, 2010 amounted to a net of tax charge of €27.9m for the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions. This estimate was subsequently reduced to €26.1m, net of tax, at year ended March 31, 2011.

Profit after tax in the nine months ended December 31, 2011 increased by 26% to €558.4m compared to adjusted profit after tax in the nine months ended December 31, 2010.  Including exceptional items (in 2010 only) the profit after tax for the nine months increased by 35% from €413.7m to €558.4m.

Summary nine months ended December 31, 2011

Adjusted profit after tax increased by 26% to €558.4m compared to €441.6m in the nine months ended December 31, 2010 primarily due to a 15% increase in average fares and strong ancillary revenues, offset by a 31% increase in fuel costs.  Total operating revenues increased by 21% to €3,556.8m as average fares rose by 15%.  Ancillary revenues grew by 12%, faster than the 8% increase in passenger numbers, to €663.5m due to an improved product mix and higher internet related revenues.  Total revenue per passenger, as a result, increased by 13% whilst Load Factor decreased by 1 point to 84% during the period.

Total operating expenses increased by 21% to €2,876.9m, primarily due to an increase in fuel prices, the higher level of activity and operating costs associated with the growth of the airline.  Fuel, which represents 43% of total operating costs compared to 40% in the prior period, increased by 31% to €1,240.6m due to the higher price per gallon paid and a 15% increase in the number of hours flown.  Unit costs excluding fuel increased by 6% and sector length adjusted, they remained flat. Including fuel unit costs rose by 12%.  Operating margin remained flat at 19% whilst operating profit increased by 25% to €679.9m.

Adjusted net margin was up 1 point to 16%, compared to December 31, 2010.

Earnings per share for the period were 37.80 euro cent compared to adjusted earnings per share of 29.75 euro cent at December 31, 2010.

Balance sheet
Gross cash increased by €39.5m since March 31, 2011 to €2,980.1m.  The Group generated cash from operating activities of €401.7m which funded net capital expenditure of €106.0m, debt repayments and an €85.1m share buy back programme.  Gross debt decreased by €155.9m to €3,493.5m.  Net debt has fallen from €708.8m at March 31, 2011 to €513.4m at the period end.

Detailed Discussion and Analysis for the nine months ended December 31, 2011

Adjusted profit after taxincreased by 26% to €558.4m primarily due to a 15% increase in average fares and strong ancillary revenues offset by higher fuel costs.Total operating revenues increased by 21% to €3,556.8m primarily due to a 15% increase in average fares, and an 8% increase in passenger numbers.  Fuel, which represents 43% of total operating costs compared to 40% in the prior year, increased by 31% to €1,240.6m due to a higher price per gallon paid and a 15% increase in the number of hours flown.Unit costs excluding fuelrose by 6%, and sector length adjusted they remained flat.  Including fuel unit costs rose by 12%.Operating margin, as a result of the above, remained flat at 19%, whilst operating profit increased by 25% to €679.9m.

Total operating revenues increased by 21% to €3,556.8m primarily due to a 15% increase in average fares and an 8% increase in passenger numbers to 61.5m.

Total revenue per passenger increased by 13% primarily due to a 15% increase in average fare per passenger.

Scheduled passenger revenues increased by 24% to €2,893.3m due to an 8% rise in passengers and a 15% increase in average fares.  Load factor decreased by 1 point to 84%.

Ancillary revenues increased by 12% to €663.5m, faster than the 8% increase in passenger volume, due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 21% to €2,876.9m due to the 31% increase in fuel costs and a 6% increase in sector length.

Staff costs increased by 12% to €314.8m due to a 9% increase in sectors flown and a companywide pay increase of 2% granted in April 2011.

Depreciation and amortisation increased by 16% to €232.0m due to a combination of  the increased level of activity and a higher number of 'owned' aircraft in the fleet  this period (December 31, 2011: 224) compared to the nine months ended December 31, 2010 (203).

Fuel & oil costs increased by 31% to €1,240.6m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 10% to €77.0m due to the increased level of activity and higher costs arising from the launch of new bases.

Aircraft rental costs fell by 10% to €66.8m, due to lower lease costs on newer aircraft and a decrease in the weighted average number of leased aircraft.

Route charges rose by 17% to €371.2m due to the increased number of sectors flown, the longer sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 15% to €437.4m, due to the 8% increase in passenger volumes, higher airport charges at Dublin airport, increased airbridge charges in Spain, and the mix of new routes and bases launched.

Marketing, distribution & other costs increased by 18% to €137.1m, reflecting higher marketing spend per passenger due to increased activity and increased onboard product costs reflecting the higher level of sales.

Operating margin remained flat at 19% due to the reasons outlined above and operating profits have increased by 25% to €679.9m.

Finance income increased by 61% to €33.9m primarily due to improved deposit yields on longer dated deposits.

Finance expense increased by 22% to €82.5m due to the higher level of debt and higher interest rates in the period compared to the period ended December 31, 2010.

Adjusted net margin was up 1 point to 16%, compared to December 31, 2010.

Balance sheet
Gross cash increased by €39.5m to €2,980.1m and the Group generated cash from operating activities of €401.7m which funded net capital expenditure of €106.0m, debt repayments and an €85.1m share buy back programme.  Gross debt decreased by €155.9m to €3,493.5m.  Net debt has fallen from €708.8m at March 31, 2011 to €513.4m at the period end.

Shareholders' equity increased by €301.9m in the period to €3,255.8m due to the net profit after tax of €558.4m and the issue of new shares, associated with the employee share option programme, of €5.2m.  These were offset by the €85.1m share buy back and the impact of IFRS accounting treatment for derivatives, available for sale financial assets and stock option grants.

Detailed Discussion and Analysis for the Quarter ended December 31, 2011

Profit after tax was €14.9m compared to a loss after tax in the quarter ended December 31, 2010 of €10.3m primarily due to a 17% increase in average fares and strong ancillary revenues offset by significantly higher fuel costs.Total operating revenuesincreased by 13% to €844.4m primarily due to a 17% increase in average fares, offset by a 2% decrease in passenger numbers.  Fuel, which represents 41% of total operating costs compared to 38% in the prior year, increased by 18% to €333.6m due to a higher price per gallon paid and a 3% increase in the number of hours flown.Unit costs excluding fuel rose by 6%, when adjusted for sector length, unit costs fell by 1%. Including fuel unit costs rose by 11%.  Operating margin, as a result of the above, rose to 3%, whilst operating profit was €29.4m compared to an operating loss of €0.3m in the quarter ended December 31, 2010.

Total operating revenues increased by 13% to €844.4m primarily due to a 17% increase in average fares offset by a 2% decrease in passenger numbers to 16.7m.

Total revenue per passenger increased by 15% primarily due to a 17% increase in average fare per passenger.

Scheduled passenger revenuesincreased by 15% to €667.4m due to a 17% increase in average fares, offset by a 2% decrease in passenger volumes.Load factor decreased by two points to 81% compared to the quarter ended December 31, 2010.

Ancillary revenues increased by 6% to €177.0m, despite the 2% decrease in passenger volume, due to an improved product mix and higher internet related revenues.

Total operating expenses increased by 9% to €815.0m, primarily due to the 18% increase in fuel costs and a 7% increase in sector length.

Staff costs increased by 3% to €92.3m due to a 1% increase in headcount in the quarter and a companywide pay increase of 2% granted in April 2011.

Depreciation and amortisation increased by 10% to €76.2m due to the increase in activity and a higher number of 'owned' aircraft in the fleet this period (December 31, 2011: 224), compared to the quarter ended December 31, 2010 (203).

Fuel & oil costs increased by 18% to €333.6m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 7% to €27.7m due to the increased level of activity and higher costs arising from the launch of new bases.

Aircraft rental costs fell by 4% to €23.3m, due to lower lease costs on newer aircraft and a decrease in the weighted average number of leased aircraft.

Route charges increased by 5% to €99.7m due to the increase in sector length and higher average rates charged by Eurocontrol.

Airport & handling charges increased by 6% to €121.1m, due to higher airport charges at Dublin airport, increased airbridge charges in Spain, and the mix of new routes and bases launched.

Marketing, distribution & other costs decreased by 8% to €41.1m, reflecting the lower marketing spend per passenger due to the reduction in activity, and lower onboard sales resulting in a decline in product costs.

Operating margin increased by 3 points to 3% due to the reasons outlined above and operating profits were €29.4m compared to an operating loss of €0.3m in the quarter ended December 31, 2010.

Finance income increased by 53% to €12.0m primarily due to improved deposit yields on longer dated deposits.

Finance expense increased by 16% to €27.7m due to the higher level of debt and the rise in interest rates in the period compared to the quarter ended December 31, 2010.

Adjusted net margin was 2% compared to a negative margin of (1%) at December 31, 2010.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2011 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the nine month period and quarter ended December 31, 2011;

• Principal risks and uncertainties relating to the remaining three months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the nine month period ended December 31, 2011 compared to the nine month period ended December 31, 2010, including important events that occurred during the period, are set forth above in the Operating and Financial Overview.

Reconciliation of results for the period under IFRS to adjusted results for the nine month period and quarter ended December 31, 2011

The unaudited condensed consolidated interim income statement for the nine month period and quarter ended December 31, 2011, as set forth in this nine month financial report, presents the results for the periods separately between pre-exceptional and exceptional items.  Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit for the period to adjusted profit for the period

	Nine months Ended Dec 31, 2011	Nine months Ended Dec 31, 2010	Quarter Ended Dec 31, 2011	Quarter Ended Dec 31, 2010
	€M	€M	€M	€M

Profit/(loss) for the financial period	558.4	413.7	14.9	(10.3)

Adjustments
Icelandic volcanic ash related expenses	-	31.7	-	-
Tax on Icelandic volcanic ash related expenses	-	(3.8)	-	-
Adjusted profit/(loss) for the period	558.4	441.6	14.9	(10.3)

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors and flight interruptions caused by adverse weather, volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 94 and 95 of our 2011 Annual Report.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.      Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2011 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2011 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2011 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2011 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  Statutory financial statements for the year ended March 31, 2011 have been filed with the Companies' Office.  The auditors' report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the nine month period ended December 31, 2011, the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the quarter ended December 31, 2011 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.  The quarterly financial information does not include all information required for interim financial reporting under IAS 34.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2011 on January 27, 2012.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the nine months ended December 31, 2011, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 1 (amendment 2011) Presentation of items of other comprehensive income (effective for fiscal periods beginning on or after July 1, 2012)

• Amendments to IFRS 7 "Disclosures - Transfers of Financial Assets" (effective for fiscal periods beginning on or after July 1, 2011).

• Amendments to IAS 12 "Deferred Tax: Recovery of Underlying Assets" (effective for fiscal periods beginning on or after January 1, 2012).

• IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 19 (amendment 2011) Employee benefits for January 1, 2013

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

•      The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after January 1, 2011)).

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the prior period we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item. Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.       Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.       Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2011 was 12.1% (December 31, 2010: 11.9%).  The tax charge for the nine months ended December 31, 2011 of €76.7m (December 31, 2010: €56.1m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.      Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The net credit to the income statement in the year of approximately €1.2m comprises a €2.5m reversal of previously recognised share-based compensation expense for awards that did not vest, offset by a charge of €1.3m for the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.      Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.      Capital commitments

At December 31, 2011 Ryanair had an operating fleet of 282 (2010: 255) Boeing 737-800 aircraft and had firm orders for an additional 27 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of lease hand-backs) to 305 aircraft by March 31, 2013.

8.       Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €114.0m at March 31, 2011 to €101.1m at December 31, 2011 is comprised of a loss of €12.9m, recognised through other comprehensive income, reflecting the decrease in the share price from €0.72 per share at March 31, 2011 to €0.64 per share at December 31, 2011.

9.       Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/ (loss) after tax of the Company for the period. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs related to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruption (see reconciliation below).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2011	2010
	€M	€'M
External revenues	3,556.8	2,927.9

Reportable segment profit after income tax	558.4	441.6

	At Dec 31, 2011	At Mar 31, 2011
	€M	€'M
Reportable segment assets (excludes the available for sale financial asset)	8,197.5	8,482.0

Reconciliation of reportable segment profit or loss to consolidated profit after income tax is as follows:

	Nine e months s	Nine Months
	Ended d	Ended
	Dec 31, ,	Dec 31,
	20111	2010
	€M	€M
Total profit for reportable segment	558.4 4	441.6
Other items of profit or loss
Icelandic volcanic ash related expenses	-	(31.7)
Tax on Icelandic volcanic ash related expenses	-	3.8
Consolidated profit after income tax	558.44	413.7

10.     Earnings per share

	Nine months	Nine months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2011	2010	2011	2010

Basic earnings/(losses) per ordinary share euro cent	37.80	27.87	1.02	(0.69)
Diluted earnings/(losses) per ordinary share euro cent	37.73	27.78	1.02	(0.69)
Weighted average number of ordinary shares (in M's) - basic	1,477.4	1,484.5	1,464.2	1,487.6
Weighted average number of ordinary shares (in M's) - diluted	1,480.1	1,489.1	1,467.3	1,487.6

Diluted earnings/(losses) per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 2.7m (2010: 4.6m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the period amounted to a net €106.0m and is primarily aircraft pre delivery payments.

12.     Icelandic volcanic ash related costs

	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2011	2010
	€M	€M
Operating expenses	-	15.9
Passenger compensation costs (EU 261)	-	14.1
Finance expense	-	1.7
Total Icelandic volcanic ash related costs (pre-tax)	-	31.7

The closure of European airspace in April and May 2010, due to the Icelandic volcanic ash disruption, resulted in the cancellation of 9,400 Ryanair flights.  The impact on the Group's operating results totalled €31.7m (pre tax) for the nine months ended December 31, 2010, comprising €15.9m of operating expenses and €1.7m of finance expenses attributable to the period of flight disruption, together with estimated passenger compensation costs of €14.1m pursuant to Regulation (EC) No. 261/2004 ('EU261'). The Company subsequently reduced its estimate to a net of tax charge of €26.1m at year ended March 31, 2011. The Company's estimate of total passenger compensation costs has been determined based on actual claims received and processed to date together with probable future compensation payments and other related costs.

13.     Share buy-back

In August 2011, the Company bought back 27.0m shares at a cost of €85.1m.  This is equivalent to approximately 1.8% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 27.0m shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2011 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.     Post balance sheet events

There are no significant post balance sheet events.

Ryanair Holdings plc
      Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed on pages 94 and 95 of our 2011 Annual Report confirm that, to the best of each person's knowledge and belief:

1)
    The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2011, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European
     Parliament and of the Council of July 19, 2002.

2)	The interim management report includes a fair review of the information required by:

(i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2011 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2012; and

 (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2011 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2011 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                       Michael O'Leary
Chairman                                                                      Chief Executive
January 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 January, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary